Filed by Allied Waste Industries, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:
Allied Waste Industries, Inc. (Commission File No.
001-14705)
ALLIED WASTE COMMENTS ON WASTE MANAGEMENT’S LATEST UNSOLICITED
OFFER FOR REPUBLIC SERVICES
— Waste Management Fails to Address Fully Massive Antitrust Issues and Financing
Execution Risks in Attempt to Prevent Republic and Allied from Creating Formidable
Competitor; Snubs Major Shareholders Who Have Opposed Offer —
PHOENIX, August 11, 2008 — Allied Waste Industries, Inc. (NYSE: AW) Chairman and Chief Executive Officer John J. Zillmer today commented on Waste Management, Inc.’s unsolicited proposal to acquire Republic Services, Inc. (NYSE: RSG), which on June 23, 2008 entered into a definitive agreement to merge with Allied:
     “Despite strong opposition from its own shareholders and other constituencies, and the severe antitrust regulatory and financing challenges associated with its unsolicited proposal to acquire Republic, Waste Management is pushing ahead with its attempt to disrupt our two companies’ strategic plans with another offer that pales in comparison to the significant value that will be generated through the combination of Republic and Allied.
     “The revised offer of $37 per share remains inferior to the range of values supporting the merger of Republic and Allied Waste, especially after recognizing that no consideration has been given for a control premium. Even at this inferior price, Waste Management still does not have committed financing, but rather hopes to get by with vague references to the idea that “financing is available.” Further, although Waste Management has not removed its condition that maintaining its investment grade status is a prerequisite to a Republic transaction, Moody’s, a major credit rating agency, emphasized that the level of borrowings required to fund its previous, lower $34 per share proposal would likely result in a speculative-grade rating.
     “Waste Management’s suggestion that its proposal presents less risk on regulatory matters than a Republic-Allied combination is pure tactical rhetoric that should be rejected out of hand. The Waste Management/Republic combination would create an entity nearly three times as large as any other market participant and would eliminate significant existing competition in many areas throughout the country. Merging Republic and Allied will create a stronger industry competitor by bringing together the number two and number three largest companies, rather than making the dominant player even bigger and more entrenched — which would be the result of Waste Management’s proposed takeover of Republic. The U.S. Department of Justice and Attorneys General in several states are certain to scrutinize exhaustively a transaction that would create an entity that would be nearly three times as large as any other market participant and threaten to eliminate significant existing competition in many areas throughout the country. Waste Management would be solidly entrenched, allowing it to further flex its market power in new ways and raise barriers to successful entry or expansion by much smaller, independent waste haulers in many markets.
     “Perhaps the greatest loss resulting from Waste Management’s hostile offer to acquire Republic would be the benefits that would flow from the pending Allied Waste-Republic transaction itself. Combined, Allied Waste-Republic will have greater capacity to compete with Waste Management for national bids, and invest in innovation and new facilities, including additional recycling capacity.

     “Even if Waste Management were to propose to federal and state regulators a massive piecemeal dismemberment of Republic as a remedy for the serious and widespread antitrust issues inherent to a hypothetical Waste Management-Republic combination, the process of identifying and evaluating those potential remedies would be protracted and complex. Given this situation, Republic could not be confident that a timely transaction with Waste Management would be consummated on acceptable terms.
     “Furthermore, Waste Management’s offer to pay Republic a $250 million break-up fee if Waste Management does not close its hypothetical acquisition of Republic for antitrust reasons would hardly be adequate compensation for the disruption resulting from the abandonment of our definitive agreement. It might be worthwhile for Waste Management to pay $250 million to prevent the formation of a stronger competitor, but we doubt it would be a good deal for Republic’s shareholders.
     “The execution risks inherent to Waste Management’s proposed transaction are, in fact, so great that one can only wonder whether its unsolicited offer is nothing but a brazen attempt to distract the management teams and ultimately to prevent Allied and Republic from forming a new company that would have a higher revenue growth profile and significantly higher operating margins than Waste Management, and help maintain the industry’s competitive dynamic. Moreover, unlike Waste Management’s proposed transaction, our companies have already received indications of an investment-grade rating from the major credit rating agencies based on the significant free cash flow and conservative balance sheet that will result from our merger.
     “Waste Management’s own shareholders have publicly voiced their concerns about the challenges faced by Waste Management — even at the level of its prior unsolicited offer to acquire Republic. BGI, the investment office that manages the assets of Cascade Investment, L.L.C. and Bill & Melinda Gates Foundation Trust, and which owns more than 15% of Republic and over 2% of Waste Management, highlighted its concerns, including the defensive nature of Waste Management’s proposal, in its July 31 letter to Waste Management’s Board of Directors, stating: ‘...we express our deep concern over your intention to acquire Republic Services, Inc. We can only assume your ill-timed and poorly conceived pursuit of Republic is designed to disrupt what you perceive as a competitive threat to your position in the market. ... An acquisition of Republic will most certainly burden the company with excessive debt, distract your management, result in significant regulatory burdens, and thereby reduce shareholder value. We encourage you to act with the best interests of your shareholders in mind, in a responsible and prudent manner, and to abandon this acquisition.’
     “We are committed to not allowing Waste Management to distract Allied from supporting the merger and integration of Republic and Allied for the benefit of our two companies’ shareholders, employees and customers. Republic and Allied have made significant progress in moving through the regulatory review process, which remains on track and within expectations, and the two companies have put into place a strong integration plan that will enable our combined company to timely achieve or exceed the compelling synergies expected to result from the merger. We and our advisors continue to work rapidly and effectively to satisfy the second request received from the Department of Justice, and continue to expect regulatory clearance and subsequent completion of this merger by the fourth quarter of 2008.”
Background to the Planned Merger between Allied Waste and Republic Services
As previously announced on June 23, 2008, the boards of directors of Allied and Republic unanimously approved a definitive merger agreement that firmly establishes one of the nation’s leading waste and environmental services providers, with expected pro forma annual revenues of approximately $9 billion and an expected total market capitalization of approximately $12 billion. The combined company will have more than 35,000 employees serving more than 13 million customers in 40 states and Puerto Rico. The companies expect to achieve at least $150 million in net pretax annual synergies by the third year following the completion of the transaction, primarily from achieving greater operating efficiencies, capturing inherent economies of scale and leveraging corporate and overhead resources. The transaction is expected to be accretive to Republic’s earnings per share and cash flow per share in the first year following completion of the merger.
About Allied Waste Industries, Inc.
Allied Waste is America’s second largest non-hazardous solid waste services company and an environmental leader. Headquartered in Phoenix, AZ, Allied Waste provides waste collection, transfer, recycling and disposal services to millions of residential, commercial and industrial customers in over 100 major markets spanning 38 states and Puerto Rico. Allied’s team of more than 22,000 dedicated employees operates within a highly efficient, integrated organization that generated 2007 revenue of $6.1 billion.
Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as will, expects, intends, and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic or Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction, risks that the combined company may not achieve anticipated synergies, risks that the acquisition may not be accretive to earnings in the anticipated time frame, or at all, risks that the combined company may not generate expected cash flows, risks that the anticipated financing may not be secured, as well as risks relating to the business and operations of both Republic and Allied included in their respective filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

Contact:	James P. Zeumer Senior Vice President, Public Affairs, Communications and Investor Relations 480-627-2785
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